Exhibit 1.1

For More Information:

Investor Relations Craig Celek CDC Corporation +1 212-661-2160 craig.celek@cdccorporation.net	Media Relations Scot McLeod CDC Corporation +1 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Mobile Agrees to Acquire Leading MVAS Provider

CDC Mobile agrees to acquire Timeheart for shares and cash

(Hong Kong, Beijing, August 9, 2006) – CDC Mobile, a wholly owned subsidiary of China.com Inc. a business unit of CDC Corporation (NASDAQ: CHINA), announced it has agreed to acquire 100% of Timeheart, another leading Mobile Valued Added Service (“MVAS”) provider in China.

The maximum consideration payable, subject to the achievement of certain financial milestones over the next 16 months, is approximately US$25.4 million. The maximum consideration will be comprised of approximately US$2.0 million in cash and US$3.7 million in China.com shares and the remaining balance of approximately US$19.7 million in shares of CDC Mobile.

Timeheart has been operating since 2001 and provides a full suite of MVAS products through personal digital assistant (“PDA”), wireless application protocol, (“WAP”) multi media service (“MMS”), interactive voice response (“IVR”), short message service (“SMS”) and media stream with connectivity at both the national and provincial levels of all four telecom operators in China. For the year ended December 31, 2005, Timeheart recorded a net profit of approximately US$3.5 million as calculated under Hong Kong GAAP.

The completion of this acquisition is subject to the approval of China.com shareholders and other regulatory conditions as well as customary conditions which include satisfactory completion of due diligence. China.com anticipates that the transaction will be competed in the second half of 2006.

About CDC Mobile
CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability of CDC Mobile to complete the acquisition of Timeheart, the approval of the acquisition by China.com Inc’s shareholders, the ability of CDC Mobile to grow its MVAS business both organically and through targeted acquisitions; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

###